Relmada Therapeutics, Inc.

546 Fifth Avenue, 14th Floor

New York, NY 10036

December 9, 2014

VIA EDGAR

John Dana Brown

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Relmada Therapeutics, Inc. Amendment No. 3 to Registration Statement on Form S-l Filed November 17, 2014 File No. 333-197109

Dear Mr. Brown:

We are in receipt of your comment letter dated December 2, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by Relmada Therapeutics, Inc.’s (the “Company”) responses:

Prospectus Summary, page 1

1.	We note your response to our prior comment 6 and reissue in part. Please explain to us the extent to which selling this licensed product is a material part of your business plan. In this regard, we note that this is the only patented product in your portfolio. If the agreement is a material part of your business plan, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or please tell us why you are not required to do so.

RESPONSE:	The selling of the licensed product, d-Methadone, is a material part of our business plan. d-Methadone will compete in the approximately $2.4B neuropathic pain market (Datamonitor, 2010), which is expected to grow to $9.7B by 2018 according to a 2011 report by Decision Resources. Management expects D-Methadone to leverage the established analgesic efficacy and use of methadone but without its safety hazard. We note that the FDA has not concluded that d-methadone is safe. Even though we believe that the selling of d-Methadone is a material part of our overall business plan, we do not believe that at this time the Medeor License Agreement is material to our business. We believe that this license is not material to our business at this time because (i) sales of the product will not occur until at least 2020 and beyond, assuming that the product is approved by the FDA; (ii) royalty payments due to be paid under the agreement, which are only up to 2%, will not commence until the product is approved for sale, which we expect to be not until at least 2020 and beyond; and (iii) any upfront payments ($100,000) that are to be made under the agreement prior to the attainment of marketing allowance for the licensed product and the first commercial sale of the product in the field are extremely immaterial given our cash position.

The Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Relmada Therapeutics, Inc.

By:	/s/ Sergio Traversa
Sergio Traversa
Chief Executive Officer